Filed Pursuant to Rule 433

Registration No. 333-230098

Dated: September 5, 2019

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated September 5, 2019 to the Prospectus dated April 11, 2019.

Issuer:	JPMorgan Chase & Co.

Security Type:	SEC Registered Senior Notes

Security:	Fixed-to-Floating Rate Notes due 2030

Currency:	USD

Size:	$3,000,000,000

Maturity:	October 15, 2030

Fixed Rate Period:	From and including September 12, 2019 to but excluding October 15, 2029

Floating Rate Period:	From and including October 15, 2029 to but excluding Maturity

Payment Frequency:	Semi-annual during the Fixed Rate Period and quarterly during the Floating Rate Period

Day Count Fraction:	30/360 during the Fixed Rate Period, Actual/360 during the Floating Rate Period

Benchmark Treasury:	1.625% due August 15, 2029

Benchmark Treasury Yield:	1.559%

Spread to Benchmark Treasury:	+118 basis points

Reoffer Yield:	2.739%

Fixed Rate Coupon:	2.739%, payable semiannually in arrears during the Fixed Rate Period.

Floating Rate Coupon:	An annual floating rate equal to the Floating Rate Index plus a margin of 1.51%, payable quarterly in arrears during the Floating Rate Period.

Floating Rate Index:	Benchmark rate (expected to be Three-Month Term SOFR)

Floating Rate Reset Frequency:	Quarterly during the Floating Rate Period

Price to Public:	100% of face amount

Proceeds (Before Expenses) to Issuer:	$2,986,500,000 (99.55%)

Interest Payment Dates:	During the Fixed Rate Period, each April 15 and October 15, beginning April 15, 2020 and including October 15, 2029, and during the Floating Rate Period, each of January 15, 2030, April 15, 2030, July 15, 2030 and October 15, 2030.

Business Day:	New York

Business Day Convention:	During the Fixed Rate Period, following business day. During the Floating Rate Period, modified following business day.

Optional Redemption:	We may redeem the notes, at our option, in whole at any time or in part from time to time, on or after March 12, 2020 and prior to October 15, 2029 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to the sum of: (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption; and (ii) the “Make-Whole Amount” discounted at the “Treasury Yield” plus 20 basis points, if any, with respect to such notes.

In addition, we may redeem the notes, at our option, in whole, but not in part, on October 15, 2029 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

In addition, we may redeem the notes, at our option, in whole at any time or in part from time to time, on or after July 15, 2030 upon at least 5 days’ but no more than 30 days’ notice to holders of the notes, at a redemption price equal to 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest thereon to, but excluding, the date of redemption.

The foregoing supplements and supersedes the information set forth under “Description of the Notes” in the Prospectus Supplement, subject to completion, dated September 5, 2019 to the Prospectus dated April 11, 2019.

CUSIP/ISIN:	46647PBE5 / US46647PBE51

Trade Date:	September 5, 2019

Settlement Date:	September 12, 2019 (T+5)

Denominations:	$2,000 x $1,000

Sole Bookrunner:	J.P. Morgan Securities LLC

Co-Managers:

Capital One Securities, Inc.

CIBC World Markets Corp.

Citizens Capital Markets, Inc.

Commerz Markets LLC

Danske Markets Inc.

FTN Financial Securities Corp

ING Financial Markets LLC

Lloyds Securities Inc.

PNC Capital Markets LLC

Rabo Securities USA, Inc.

Santander Investment Securities Inc.

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

CastleOak Securities, L.P.

Drexel Hamilton, LLC

Loop Capital Markets LLC

The Williams Capital Group, L.P.

Certain of the underwriters are not U.S. registered broker-dealers, and will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of the Financial Industry Regulatory Authority, Inc.

Settlement Period: The closing will occur on September 12, 2019 which will be more than two U.S. business days after the date of this pricing term sheet. Rule 15c6-1 under the Securities Exchange Act of 1934 generally requires that securities trades in the secondary market settle in two business days, unless the parties to a trade expressly agree otherwise.

JPMorgan Chase & Co. has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and any other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling collect 1-212-834-4533.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded. Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.